Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

April 12, 2023

Filed via EDGAR
Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:                 AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comment you provided telephonically with regard to Post-Effective Amendment No. 17 to the Trust’s registration statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2023 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment was filed in order to register the following new series of the Trust: AllianzIM U.S. Large Cap Buffer10 May ETF, AllianzIM U.S. Large Cap Buffer20 May ETF, AllianzIM U.S. Large Cap Buffer10 Jun ETF, AllianzIM U.S. Large Cap Buffer20 Jun ETF, AllianzIM U.S. Large Cap Buffer10 Aug ETF, AllianzIM U.S. Large Cap Buffer20 Aug ETF, AllianzIM U.S. Large Cap Buffer10 Sep ETF, and AllianzIM U.S. Large Cap Buffer20 Sep ETF (each, a “Fund” and collectively, the “Funds”).

Below we have provided your comment and the Trust’s response.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.
Comment: Please review the risk disclosure and revise as needed to reflect recent economic events, particularly inflation, interest rate increases, workforce layoffs, and failures and concerns over the health of the banking sector.

Response: In response to this comment, the Funds have revised their risk disclosure as follows:

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of a FLEX Option or other asset may also decline due to general market conditions, inflation, recessions, changes in interest rates, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. In addition, unexpected events and their aftermaths, such as pandemics, epidemics or other public health issues; natural, environmental or man-made disasters; financial, political or social disruptions; military conflict; terrorism and war; and other tragedies or catastrophes, can cause investor fear and panic, which can adversely affect the economies of many companies, sectors, nations, regions and the market in general, in ways that cannot necessarily be foreseen. Any such circumstances could have a materially negative impact on the value of the Shares and could result in increased market volatility. During any such events, the Shares may trade at increased premiums or discounts to their NAV.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Erik Nelson